SEC FILE NUMBER: 001-38638

CUSIP NUMBER: 62914V106

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K       ☒ Form 20-F      ☐ Form 11-K      ☐ Form 10-Q      ☐ Form 10-D      ☐ Form N-SAR      ☐ Form N-CSR

For Period Ended: December 31, 2019

☐ Transition Report on form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I ─ REGISTRANT INFORMATION

NIO Inc.

Full Name of Registrant

Former Name if Applicable

Buiding 20, No. 56 AnTuo Road, Anting Town, Jiading District

Address of Principal Executive Office (Street and Number)

Shanghai 201804, People’s Republic of China

City, State and Zip Code

PART II ─ RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III ─ NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Form 20-F for the year ended December 31, 2019 within the prescribed time period because the Registrant is preparing the related disclosure in and translation of the documents to be filed with Form 20-F in connection with the definitive agreements the Registrant entered into on April 29, 2020 for investments in NIO (Anhui) Holding Co., Ltd.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV ─ OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Wei Feng	+86 21	6908 2018
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

 Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates that there will be significant changes in results of operations between 2018 and 2019 as a result of certain business development of the Registrant during 2019. Changes in the Registrant’s results of operations from 2018 to 2019 were reflected in the Registrant’s March 18, 2020 press release announcing its unaudited financial results for the fiscal year ended December 31, 2019, which was furnished to the Commission on the Registrant’s Current Report on Form 6-K on March 19, 2020.

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Forward-Looking Statements

This notification includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The word “expects,” “anticipates” and similar terms and phrases are used in this notification to identify forward-looking statements. Risks, uncertainties and assumptions that could affect the Company’s forward-looking statements include, among other things, any changes to our anticipated financial results as a result of our independent registered public accounting firm completing its audit of the Company’s financial statements, the ability of us and our auditors to confirm information or data identified in the review, our ability to complete and file future periodic filings with the SEC on a timely basis and other risks and uncertainties discussed more fully in the Company’s filings with the SEC. Unless required by law, the Company expressly disclaims any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

NIO Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 29, 2020	By:	/s/ Wei Feng
		Name:	Wei Feng
		Title:	Chief Financial Officer

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